EXHIBIT 12.1
Federal Home Loan Bank of Des Moines
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2005	2004	2003	2002	2001
(Dollars in millions)
Earnings
Income before assessments	$301.4	$135.7	$184.4	$62.2	$121.0
Fixed charges	1,584.7	930.1	852.4	1,016.3	1,589.0

Total earnings	$1,886.1	$1,065.8	$1,036.8	$1,078.5	$1,710.0

Fixed charges
Interest expense	$1,584.4	$929.8	$852.1	$1,016.2	$1,588.9
Estimated interest component of net rental expense[1]	0.3	0.3	0.3	0.1	0.1

Total fixed charges	$1,584.7	$930.1	$852.4	$1,016.3	$1,589.0

Ratio of earnings to fixed charges	1.19	1.15	1.22	1.06	1.08

[1]	Represents an estimated interest factor.